

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI
WASHINGTON, D.C. 20549

December 1, 2010

<u>via U.S. mail and facsimile</u>

Eric Joffe, President
PDK Energy Inc.
2911 Hilltop Drive
Ann Arbor, MI 48103

   Re: **PDK Energy Inc.**
      Registration Statement on Form S-1, Amendment 2
      Filed November 12, 2010
      File No. 333-168661

Dear Mr. Joffe:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 3</u>

1. Please comply with comment one of our September 3, 2010 letter.

2. Please restore the disclosure included in the last two paragraphs on page three of amendment no. 1. Comment two of our October 6, 2010 letter did not ask you to remove this disclosure.

<u>Use of Proceeds, page 13</u>

3. We reissue prior comment number five.

4. The new last paragraph under this heading does not agree with the table. In the table, no dollar amounts are allocated to corporate and disclosure compliance obligations if 25% is sold in the offering. Please revise. In this regard, at the 25% sales level, net

offering proceeds would appear to be $750 although the table indicates zero net proceeds.

Liquidity and Capital Resources, page 30

5. You continue to disclose that offering proceeds will fund your activities for up to six months. We do not understand this disclosure as the amount that will be received in the offering is uncertain and there may be no net offering proceeds. Please revise. Further, please comply with comment nine of our October 6, 2010 letter.

6. We note that you have revised the disclosure in response to our prior comment number 10. Please explain the reference to $25,000.

7. We reissue parts of prior comment 11. The milestones table does not describe drink development, which appears essential to your business activities. Please revise or explain. Further, please disclose the milestones in the event you receive 100%, 75% and 50% offering proceeds. In this regard, the use of proceeds table indicates that, at the 50% sales level, $2,940 will be allocated to drink development.

8. Please clarify the nature and extent of your principal stockholder's commitment to provide you funding, if any. If your stockholder is obligated to provide funding, please disclose the obligation in all principal respects and file the agreement as an exhibit. Also, please disclose under "Certain Relationships and Related Party Transactions."

Certain Relationships and Related Party Transactions, page 32

9. We reissue prior comment number 13.

Directors, Executive Officers, Promoters And Control Persons, Page 32

10. In your response to prior comment number 14 you have indicated that you have made certain revisions. We do not find them in the disclosure. Please advise us supplementally or revise the disclosure.

Financial Statements, 39

11. Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

Notes to the Financial Statements, page 45

    12. Please provide the disclosures set forth in FASB ASC 855-10-50-1 and 50-2, as
        applicable.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Raquel Howard, at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with any other questions.

                                  Sincerely,

                                  John Reynolds
                                  Assistant Director
                                  Office of Beverages, Apparel and
                                  Health Care Services

cc: Angela Collette, Esq.
Via facsimile to (321) 327-8762